FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).**

Print or Type Responses

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Heimann, M.L. Dick

(Last) (First) (Middle)

360 E. Jackson St.

(Street)

Medford, OR 97501

(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

Lithia Motors, Inc. LAD

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year

03/17/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

__X__ Director ______ 10% Owner
__X__ Officer (give title below) ______ Other (specify below)

President & COO

7. Individual or Joint/Group Filing (Check Applicable Line)

_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common	**03/14/2003**		**I**		**26,612.00**	**A**	**$11.72**	**26,612.00**	**I**	**By 401(k)**
Class A Common								**112,900.00**	**D**	
Class A Common								**15,964.00**	**I**	**By Spouse**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)
SEC 1474 (9-02)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Class B Common	$0.00							N/A	N/A	Class A Common	390,188.00		90,188.00 (1)	I	Interest owned by a LLC
Stock Option (1997sd) (NQ) (right to buy)	$1.00							(2)	12/31/2005	Class A Common	3,636.00		3,636.00	D	
Stock Option (1999sd) (ISO) (right to buy)	$18.15							(3)	01/01/2004	Class A Common	12,000.00		12,000.00	D	
Stock Option (2000sd) (ISO) (right to buy)	$18.43							(4)	01/06/2005	Class A Common	9,990.00		9,990.00	D	
Stock Option (2000sd) (NQ) (right to buy)	$16.75							(5)	01/06/2010	Class A Common	22,010.00		22,010.00	D	
Stock Option (2002nq) (right to buy)	$15.13							12/26/2007	12/26/2012	Class A Common	16,000.00		16,000.00	D	
Stock Option (2001) (ISO) (right to purchase)	$12.99							12/26/2000	12/26/2005	Class A Common	7,494.00		7,494.00	D	
Stock Option (2001) (NQ) (right to buy)	$1.00							12/26/2005	12/26/2010	Class A Common	16,000.00		16,000.00	D	
Stock Option (2001nq) (right to buy)	$19.24							12/26/2006	12/26/2011	Class A Common	16,000.00		16,000.00	D	

Explanation of Responses:

See attached statement

03/17/2003

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    _____   _____

    ** Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

    see Instruction 6 for procedure.

Cliff E. Spencer, Attorney in Fact for
M.L. Dick Heimann

Potential persons who are to respond to the collection of information contained in this form are not

required to respond unless the form displays a currently valid OMB number.

Page 2

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(*e.g.*, **puts, calls, warrants, options, convertible securities**)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2001sd) (NQ) (right to purchase)	$11.81							(6)	12/26/2010	**Class A Common**	31,788.00		31,788.00	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
  see Instruction 6 for procedure.

 Potential persons who are to respond to the collection of information contained in this form are not
 required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer   **03/17/2003**

_____   _____
** Signature of Reporting Person   Date

**Cliff E. Spencer, Attorney in Fact for
M.L. Dick Heimann**

Page 2

Heimann, M.L. Dick

360 E. Jackson St.

Medford, OR 97501

Explanation of responses:

(1)	The Class B Common stock is owned by Heimann Family, LLC, of which M.L. Dick Heimann is the majority member and its sole manager and he has elected to report all of the securities owned by the LLC as being beneficially owned by him.
(2)	The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.
(3)	The options vest as follows: 292 on 1/1/00, 5,509 on 1/1/01, 5,508 on 1/1/02 and 691 on 1/6/03.
(4)	The options vest as follows: 4,745 on 1/6/03 and 5,245 on 1/6/04.
(5)	The options vest as follows: 13,627 on 1/6/01 and 8,383 on 1/6/02.
(6)	The options vest 8,360 shares on 12/26/00, 2,108 on 12/26/02, 10,565 on 12/26/03 and 10,755 on 12/26/04